September 6, 2024

Daniel Solomita
Chief Executive Officer
Loop Industries, Inc.
480 Fernand-Poitras, Terrebonne
Qu  bec, Canada J6Y 1Y4

       Re: Loop Industries, Inc.
           Registration Statement on Form S-3
           Filed August 30, 2024
           File No. 333-281883
Dear Daniel Solomita:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Kevin Friedmann, Esq.